November 8, 2018

Sheldon Karasik
Chief Executive Officer
Mineral Mountain Mining & Milling Company
13 Bow Circle, Suite 170
Hilton Head, SC 29928

       Re: Mineral Mountain Mining & Milling Company
           Registration Statement on Form S-1
           Filed October 15, 2018
           File No. 333-227839

Dear Mr. Karasik:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed October 15, 2018

General

1. Please revise your filing throughout to delete the language that is not applicable to the equity line transaction you are registering. For example, delete the paragraph on the prospectus cover page beginning: "We may offer the Shelf Registration Securities for sale directly to the purchasers or through one or more underwriters . . .," delete the first paragraph under Prospectus Summary relating to an unallocated shelf offering, and delete the inapplicable language under Plan of Distribution. Also revise your selling stockholder table on page 32 to accurately reflect the amount of shares offered. Sheldon Karasik
FirstName LastNameSheldonMilling Company
Mineral Mountain Mining & Karasik
Comapany 8, 2018
November NameMineral Mountain Mining & Milling Company
November 8, 2018 Page 2
Page 2
FirstName LastName
2. Please note that our equity line accommodation extends only to equity line financings registered as indirect primary offerings where the number of shares registered is a third or less of the company's presently outstanding shares held by non-affiliates. In this regard,
         16,428,571 shares appear to be more than a third of your shares held by non-affiliates.
         Please reduce the amount of shares that you are registering under the equity line financing to an amount no more than a third of your presently outstanding shares held by non-
         affiliates and disclose in the filing how you calculated your public float.
3. We note that in Section 2.1 of the equity line agreement, the Market Price may be replaced with the Valuation Price. Please revise throughout the filing, as applicable, to describe this term of the agreement and include an example.
4. Please provide a discussion, including a risk factor, of the likelihood of receiving the full amount available under your equity line transaction. Additionally, please discuss the effect of sales on the number of outstanding securities, including dilution and on your trading price. In this regard, please add risk factor addressing the dilutive effect of the pricing mechanism.
5. We note that you have not filed your required periodic reports from 2005 to 2018. Please add a risk factor and other appropriate disclosure addressing the delinquency of your periodic and current reports.
6. Please file your 10-Q for the quarterly period ended December 31, 2017 and explain in the filing why this periodic report was not timely filed.
7. As it appears that you no longer intend to register the resale of shares being offered by selling stockholders reflected in your DRS/Form S-1 filed on February 27, 2018, please file a a request for withdrawal under Rule 477 of Regulation C. Prospectus Summary, page 5

8. We note that your equity purchase agreement does not allow for the agreement to be assigned. However, on pages 6 and 32 you state that the selling stockholder and any
         "pledgee, donee, transferee or other successor-in-interest" may offer shares of your common stock. Please revise. For guidance, see Compliance and Disclosure
         Interpretations, Securities Act Sections, Question 139.16.
9. Please describe the development of your business during the last three years. See Item
         101(h) of Regulation S-K. Also disclose why the company's name was amended to Score
         Technologies Corporation in 2014, Multiplexed Encryption Technologies, Inc. in 2015,
         and back to Mineral Mountain Mining & Milling Company in 2016, as reflected in the articles of incorporation you have filed as exhibits.
 Sheldon Karasik
FirstName LastNameSheldonMilling Company
Mineral Mountain Mining & Karasik
Comapany 8, 2018
November NameMineral Mountain Mining & Milling Company
November 8, 2018 Page 3
Page 3
FirstName LastName
Selling Stockholder, page 32

10. Please identify the natural persons who have voting and/or investment control over the shares beneficially owned by CBP.
Executive Compensation, page 41

11. Please provide the disclosure required by Item 402(o) of Regulation S-K. Additionally, please disclose the director compensation in tabular format. Refer to
Item 402(r) of
         Regulation S-K.
Related Party Transactions, page 43

12. Please provide the disclosure required by Item 404(d) of Regulation S-K for the periods since the two fiscal years preceding the company's fiscal year ended September 30, 2018.
         See instruction (1) to Item 404.
13. Please state the names of your promoters and provide the disclosure required by Item
         404(c) of Regulation S-K.
14. We note your disclosure regarding consulting services by a related party on pages F-
         11 and F-22. Please provide the information required by Item 404(d) of Regulation S-K.
Financial Statements
Consolidated statement of operations, page F-4

15. We note you recognized a loss on issuance of common stock of $130,800 during the year ended September 30, 2016. Tell us and disclose the details of the underlying transaction and the basis for the loss recognized.
Notes to Financial Statements
Note 3 - Mining Claims and Land
Alaska Mineral Lease and Option to Purchase, page F-9

16. We note your disclosure that in connection with signing the lease agreement with an option to purchase the Caribou Mining Claims you issued 11,200,000 shares of common stock and recorded an investment in mineral lease of $336,000. We also understand that upon adoption of ASC 842, you recognized an additional investment in mineral lease asset of $336,000 and a corresponding mineral lease liability of $336,000.
         Please tell us how you concluded the scope exception in ASC 842-10-15-1(b) is not applicable to this agreement and provide us the basis for your accounting for the mineral leases. Please revise your accounting and disclosures as appropriate.
Item 15. Recent Sales of Unregistered Securities, page II-1

17. Please provide the disclosure required by Item 701 of Regulation S-K for the past three
 Sheldon Karasik
Mineral Mountain Mining & Milling Company
November 8, 2018
Page 4
      years. Additionally, please state the exemption from registration claimed and the facts relied upon to make the exemption available.
Exhibits

18. Please revise exhibit 5.1 to reflect that the shares have been duly authorized "and will be, when sold," validly issued, fully paid and nonassessable. For guidance, see Staff Legal
      Bulletin No. 19 (CF), Section II.B.1.a, which is available on our website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,

FirstName LastNameSheldon Karasik                 Division of Corporation
Finance
                                                  Office of Beverages, Apparel
and
Comapany NameMineral Mountain Mining & Milling Company
                                                  Mining
November 8, 2018 Page 4
cc:       Peter M. Papasavas, Esq.
FirstName LastName